UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

Yufei Jiang

9F, Block A, THTF Science & Technology Plaza

No. 1 Wang Zhuang Road, Haidian District

Beijing 100083

People’s Republic of China

Tel: +(86-10) 8318-9166

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109

1.	Name of Reporting Person Yufei Jiang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,100,650 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,100,650 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,100,650 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%(1)

14.	Type of Reporting Person IN

(1)     The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person New Super Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,100,650 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,100,650 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,100,650 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%(1)

14.	Type of Reporting Person CO

(1)     The percentage is based on 124,659,037 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), and American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing two Ordinary Shares, of Xueda Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”).  The ADSs are listed on the New York Stock Exchange under the symbol “XUE.”  The Issuer’s principal executive office is located at A-4 Xibahe Beili, Chaoyang District, Beijing 10028, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Yufei Jiang, a citizen of the People’s Republic of China and (b) New Super Group Limited, a company organized under the laws of the British Virgin Islands (“New Super”). Yufei Jiang and New Super are together referred to in this Schedule 13D as the “Reporting Persons.” Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Mr. Yufei Jiang is a professional investor. The business address of Mr. Yufei Jiang is 9F, Block A, THTF Science & Technology Plaza, No. 1 Wang Zhuang Road, Haidian District, Beijing 100083, People’s Republic of China.

New Super’s principal business is making financial investments, and is wholly owned by Mr. Yufei Jiang.  The address of its principal office is P.O. Box 957, Offshore incorporation Centre, Road Town, Tortola, British Virgin Islands. Mr. Yufei Jiang is the sole director of New Super.  New Super does not have any executive officers.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D to report the purchase by New Super of 10,100,650 Ordinary Shares from CDH Xueda Limited, a British Virgin Islands company (“CDH”), pursuant to a certain Share Purchase Agreement dated as of March 12, 2015, by and between New Super and CDH. The share purchase closed on March 13, 2015 (Hong Kong time). New Super paid an aggregate purchase price of US$11,337,980 for these Ordinary Shares at US$1.1225 per Ordinary Share.

New Super financed the share acquisition described above with capital contribution from Mr. Yufei Jiang’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares covered by this Schedule 13D for long-term investment purposes and intend to review their investment in the Issuer on a continuous basis.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) After the closing of all the transactions described in this Schedule 13 D, New Super is be the record holder of 10,100,650 Ordinary Shares, constituting approximately8.1% of the outstanding Ordinary Shares of the Issuer, based on 124,659,037 Ordinary Shares outstanding as of March 23, 2015 (excluding 7,587,784 unvested restricted shares), as provided by the Issuer.

(b) Mr. Yufei Zhang has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, such Ordinary Shares.

(c) Except as set forth herein, the Reporting Persons have not effected any transaction in the Issuer’s Ordinary Shares during the past sixty (60) days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.            Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 23, 2016, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2015

Yufei Jiang

/s/ Yufei Jiang
Yufei Jiang

New Super Group Limited

By:	/s/ Yufei Jiang
Name:	Yufei Jiang
Title:	Director